UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

PRESS RELEASE
Bovespa: BBDC3, BBDC4 Latibex: XBBDC NYSE: BBD

This Press Release may include information on future events. These considerations may reflect not only historical facts, but also the desires and expectations of Bradesco’s management. Words such as “anticipates”, “desires”, “expects”, “foresees”, “plans”, “predicts”, “projects”, “wishes” and similar expressions are intended to identify statements, which necessarily involve known and unknown risks. Known risks include uncertainties, which are not restricted to the impact of the competitive nature of prices and services, the acceptance of services by the market, service transactions of Bradesco and of its competitors, regulatory approvals, currency fluctuations, changes in the range of services offered and other risks described in Bradesco’s reports. This Press Release is valid as at this date and Banco Bradesco assumes no obligation whatsoever to update this release, either as a result of new information and/or future events.

Monday, 02/12/2007	4th Quarter 2006 Earnings Release

     Banco Bradesco posted, in 2006, excluding extraordinary events held in the period and goodwill amortizations of the 1st half of 2006, Net Income of R$6.649 billion.

     The reported Net Income, adjusted by extraordinary events and goodwill amortizations of the 1st half of 2006, is disclosed as follows:

R$ million

Effects in Net Income	4th Quarter/06	Year/06
Reported Net Income	1,703	5,054
Extraordinary Events of the Period:
(+) Full Amortization of Goodwill Balances that took place in 3rd quarter/06	-	2,109
(-) Disposal of Investment in Usiminas	(219)	(219)
(+) Supplementary Labor Provision	-	309
(+) Extraordinary Non-Technical Health Insurance Provision	387	387
(-) Activated Tax Credit of Previous Periods	(194)	(398)
(-) Fiscal Effects	(57)	(879)
Recurring Net Income	1,620	6,363
(+) Goodwill Amortization – 1st half/06	-	433
(-) Fiscal Effect of Goodwill Amortization	-	(147)
Recurring Net Income Adjusted by Goodwill Amortizations of the 1st half of 2006	1,620	6,649

     For comparison and analysis purposes in this press release, as well as in our Report on Economic and Financial Analysis (available at our website), we are taking into consideration the Recurring Net Income of R$1.620 billion in the quarter and of R$6.363 billion in the year.

  The Recurring Net Income in 2006 was R$ 6.363 billion, +15.4% compared to the 12M05, (equivalent to R$6.36 per stock), while the 4Q06 Recurring Net Income was R$1.620 billion, +0.6% compared to the 3Q06.
  In the year of 2006, the annualized Return on Average Stockholders’ Equity (ROAE) stood at 30% (32.1% in 12M05), and at 32.3% in the quarter annualized (32.7% in 3Q06).
  Total Assets reached R$265.5 billion, +27.2% when compared to December/05 and +9.2% when compared to September/06, R$96.2 billion or 36.2% of which represented by Loans and Leasing.
  Unrealized Net Income, represented by the difference between market values of assets and liabilities and their respective book values, totaled R$3.214 billion in December/06 vs. R$1.598 billion in December/05, a R$1.616 million increase (note 32b to the Financial Statements).

  Net Income Breakdown in 2006 was: 34% originated by Insurance, Pension and Certificated Savings Plans, 23% by Loans, 26% by Fees, 9% by Securities and Treasury and 8% by Funding Results.
  Adjusted Net Interest Income of R$19.8 billion in 12M06 was 19.9% higher than 12M05. In the q-o-q analysis (4Q06 against 3Q06), a 3.7% increase was recorded.
  Fees jumped by R$1.549 billion, or 21.1%, between December 2005 and 2006, totaling R$8.898 billion. In the q-o-q analysis, fees expanded by R$81 million, or 3.5%.
  Operating Efficiency Ratio for the accumulated 12-month period, continued to present consistent improvement, standing at 42.1% in December 2006, vis-à-vis 45.6%, in December 2005.
  Remuneration to Stockholders in the form of Interest on Own Capital (IOC)/Dividends paid and provisioned related to the year of 2006 amounted to R$2.160 billion (R$1.881 billion in the same period of 2005).
  As of December 28, 2006, Banco Bradesco’s Market Capitalization reached R$84.801 billion, corresponding to a 31% jump in the year. Based on the most recent stock price, as of February 9, 2007, Bradesco’s Market Cap stood at R$83.573 billion.
  Acquisition of 100% of Banco BMC and its subsidiaries for the amount of R$800 million, which will be paid by means of the issuance of Bradesco’s stocks, corresponding to nearly 0.94% of its capital stock.
  10% increase in the amount of Monthly Interest on Own Capital, to be effective as from the IOC referring to March/2007, to be paid on 4.2.2007, benefiting stockholders who are registered in the Company’s records on 3.1.2007.
  Proposal to be analyzed at a Special Stockholders’ Meeting to be held on 3.12.2007, for the increase in the capital stock in the amount of R$3.8 billion will be proposed, upon the use of part of the “Profit Reserve – Statutory Reserve” account balance, granting as stock bonus, free of charge, a new stock, of the same type, for each stockholder. Such bonus will depend on the approval of the Brazilian Central Bank.

Milton Vargas
Executive Vice-President and Investor Relations Officer

Domingos Figueiredo de Abreu
Managing Director

Jean Philippe Leroy
Executive General Manager
Telephone: (55 11) 2178-6201

Institutional Area	Individuals Area

Ivani Benazzi de Andrade	Édina Rosaria dos Santos
Investor Relations Manager	Investor Relations Manager
Telephone: (55 11) 2178-6218	Telephone: (55 11) 2178-6203
4823.ivani@bradesco.com.br	4823.edina@bradesco.com.br

Fábio Romanin	Andressa Vallilo Ramalho
Analyst	Analyst
Telephone: (55 11) 2178-6204	Telephone: (55 11) 2178-6217
4823.fabio@bradesco.com.br	4823.andressa@bradesco.com.br

www.bradesco.com.br/ir

Loan Portfolio

The Loan Portfolio, including Sureties and Guarantees and receivables from Credit Cards, reached R$116.225 billion, up by 24.2% in the year and by 5.4% in the quarter.

Excluding Sureties and Guarantees and receivables from Credit Cards, the Loan Portfolio amounted to R$96.219 billion, increasing by R$15.089 billion or 18.6% in the year and by R$4.206 billion or 4.6% in the quarter.

Loans to Individuals recorded a R$6.390 billion growth, or 19.2% in the year, and an R$800 million growth or 2% in the quarter, mostly originated from higher demand of Personal Loans and Auto Finance, as a result of a better economic environment. When one does not include the loan portfolios acquired, the increase in Loans would be 27.1% in the year and of 3.7% in the quarter.

Loans to Corporates grew by R$8.699 billion or 18.2% in the year, mostly in Trade Finance Operations, BNDES Onlendings and Working Capital, in line with the expected increase in sales, considering the overall economic recovery. In the quarter, the loan book growth was of R$3.429 billion or 6.4%, with main increases also recorded in Trade Finance Operations and Working Capital.

SMEs also expanded their demand for loans, recording increases of 23.8% y-o-y and of 7% q-o-q in the Loan Portfolio. Referring to Large Corporates, increases of 12.8% y-o-y and of 5.9% q-o-q were recorded in the Loan Portfolio. In addition, it is worth mentioning that 91.3% of Sureties and Guarantees operations are originated by Large Corporates.

Loan Portfolio by type of customer:

Asset Quality

In December 2006, AA-C rated operations accounted for 92.1% of our Loan Portfolio (92.3% in September 2006 and 93.2% in December 2005), a solid proof of the overall strong asset quality. In this same period, the Financial System recorded an AA-C ratio of 90.6% (89.6% in 3Q06 and 90.0% in 12M05), while private banks presented 91.2%, 91.2% and 91.7%, ratios, respectively.

The balance of Allowance for Doubtful Accounts (PDD) amounted to R$6.646 billion, corresponding to 6.9% of the Loan Portfolio, R$5.546 billion of which are required provisions and R$1.100 billion are additional provisions.

The coverage ratio, which compares the total balance of Allowance for Doubtful Accounts to the Loan Portfolio balance overdue by more than 59 days, which does not accrue interest, stood at 155.1%, a very comfortable percentage, pointing out that Bradesco did not proceed to securitization of overdue operations, which could eventually improve these ratios.

Coverage Ratios

	Dec/06	Sep/06	Dec/05
AA – C Loan Portfolio	92.1%	92.3%	93.2%
D – H Loan Portfolio	7.9%	7.7%	6.8%
PDD / Loan Portfolio	6.9%	6.8%	6.1%
PDD / D – H Overdue Loan Portfolio	127.2%	131.1%	150.1%
PDD / E – H overdue Loan Portfolio	151.4%	156.0%	182.7%
PDD / Overdue Loan Portfolio by more than 59 days	155.1%	159.8%	183.5%

Allowance for Doubtful Accounts (PDD) Expenses

In the year, the R$1,905 million increase of provisioning is in line with the 18.6% growth of the Loan Portfolio, highlighting the 19.2% increase in loans to individuals.

In the quarter, such expenses stood practically stable, with a R$20 million growth.

Deposits, Debentures, Subordinated Debts and Technical Provisions

In the chart below, we highlight the evolution of deposits, debentures and subordinated debts on both the y-o-y and q-o-q basis:

	R$ billion			Variation %
	Dec/06	Sep/06	Dec/05	Quarter	Year
Demand deposits	20.5	17.6	16.0	16.6	28.6
Savings deposits	27.6	25.4	26.2	8.6	5.4
Time deposits	34.9	35.4	32.8	(1.3)	6.4
Debentures	24.2	19.7	14.3	22.4	68.8
Subordinated Debt	11.9	11.8	6.7	1.5	77.8
Total	119.1	109.9	96.0	8.4	24.1
Note: Variation calculated in R$ million.

Accordingly, we present below the volume of Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans, reflecting Grupo Bradesco de Seguros e Previdência’s leadership in premiums, as well as its conservative provisioning policy:

	R$ billion			Variation %
	Dec/06	Sep/06	Dec/05	quarter	year
Life and Private Pension Plans	42.0	39.1	35.0	7.4	20.0
Insurance	4.4	4.3	3.7	2.3	18.9
Certificated Savings Plans	2.3	2.3	2.1	-	7.9
Total	48.7	45.7	40.8	6.6	19.3
Note: Variation calculated in R$ million.

Contingent Liabilities

In compliance with CVM Resolution no. 489, Bradesco records as severance and civil contingent liabilities all losses deemed as probable, which include the supplementary provision for labor proceedings, recorded in the 3rd quarter, in the amount of R$ 309 million. When fiscal contingencies are taken into account, Bradesco does not have any proceeding deemed as probable losses. Fiscal proceedings classified as possible losses, in the amount of R$102.910 million, which do not require recording in the books, are disclosed in note 18 c. In addition, Bradesco is party in legal proceedings related to tax liabilities, named Legal Liabilities, the legality or constitutionality of which are being contested. Regardless of the evaluation of the probability of success, the total amounts related to these liabilities are fully recognized in the financial statements.

In the next chart we highlight the balance of such provisions:

	R$ billion
	Dec/06	Sep/06	Dec/05
Severance Proceedings	1,268	1,326	749
Civil Proceedings	872	886	540
Fiscal and Social Security Provisions	5,084	4,781	3,574
Total	7,224	6,993	4,863

Capital

Bradesco’s Accounting Stockholders’ Equity in December 2006 totaled R$24.636 billion, while the Reference Stockholders’ Equity reached R$35.046 billion. Thus, the Capital Adequacy Ratio (BIS) stood at 16.5% in consolidated figures. Considering that the minimum ratio established in Brazil is 11%. Bradesco’s potential to expand its Loan Portfolio is of R$105.9 billion, i.e. more than twice the current loan portfolio.

The Capital Stock increase was ratified, resolved on the 207th Special Stockholders’ Meeting, held on 10.5.2006, in the amount of R$1,200,000,000.00, increasing it from R$13,000,000,000.00 to R$14,200,000,000.00, by means of the subscription of 21,818,182 new non-par registered, book-entry stocks, with 10,909,152 common stocks and 10,909,030 preferred stocks.

Asset Management

Total Assets under Management reached R$147.1 billion, comprising Investment Funds, Managed Portfolios and Third-Party Funds, up by 21.4% y-o-y and by 4.9% q-o-q, as follows:

Total Assets under Management – R$ million
	Dec/06	Sep/06	Dec/05

Investment Funds	135,837	127,572	107,540
Managed Portfolios	6,938	7,337	8,162
Third-Party Funds	4,333	5,313	5,480

Total	147,108	140,222	121,182

Assets Distribution – R$ million
	Dec/06	Sep/06	Dec/05

Total Fixed Income	134,874	128,891	110,523
Total Equities	7,901	6,018	5,179
Total Third-Party Funds	4,333	5,313	5,480

Overall Total	147,108	140,222	121,182

Adjusted Net Interest Income

For a better analysis, the Net Interest Income adjusted by the effects of the desinvestments and hedge of equity abroad is presented as follows:

R$ million

	12M06	12M05	Variation	4Q06	3Q06	Variation
Reported NII	20,394	17,281	3,113	5,321	4,852	469
( - ) Sale of Belgo Mineira	-	(327)	327	-	-	-
( - ) Sale of USIMINAS	(219)	-	(219)	(219)	-	(219)
( - ) Hedge/Exchange Variation	(337)	(406)	69	(57)	15	(72)
Adjusted NII	19,838	16,548	3,290	5,045	4,867	178
- NII - Interest	17,668	15,130	2,538	4,502	4,549	(47)
- NII - Non-Interest	2,170	1,418	752	543	318	225
% Adjusted over Average Assets	8.5%	8.4%	-	8.2	8.5	-

In the year, the R$3.290 billion Adjusted Net Interest Income appreciation was due to:

  a R$2.538 billion increase in result from interest income operations, mainly driven by the expansion of loan operations; and
  a R$752 million increase in “non-interest” income, principally as a result of higher Securities and Treasury gains.

In the quarter, the R$178 million increase was derived from:

  a R$225 million increase in “non-interest” income, mainly as a result of lower Securities and Treasury gains in 3Q06, partly due to the negative mark-to-market adjustment of the derivative financial instruments used to hedge the market risk of loan operations in Brazil; and
  partially affected by the R$47 million reduction in the result from interest income operations, basically, by the drop verified in spreads.

Fee Income

Below we show the breakdown and variation of fees, in the respective periods:

R$ million

	12M06	12M05	Y-o-Y Variation	4Q06	3Q06	Q-o-Q Variation
Checking Account	2,084	1,758	326	547	532	15
Card Income	1,758	1,301	457	541	514	27
Loan Operations	1,542	1,289	253	410	393	17
Asset Management	1,246	1,048	198	310	327	(17)
Collection	752	687	65	198	191	7
Other	1,516	1,266	250	418	386	32
Total	8,898	7,349	1,549	2,424	2,343	81

The increase in this income was originated from:

  increase in the volume of operations;
  client base growth;
  the success of the segmentation process; and
  the consolidation of American Express Brasil;

Personnel Expenses

Below we show the breakdown and variations of personnel expenses, in the respective periods:

R$ million

	12M06	12M05	Variation	4Q06	3Q06	Variation
Structural	5,111	4,631	480	1,286	1,377	(91)
Non-Structural	821	681	140	174	207	(33)
Total	5,932	5,312	620	1,460	1,584	(124)

Note: The R$309 million supplementary provision for labor proceedings recorded in 3Q06, which is presented in a highlighted line in our statement of income, is not included.

In the year, the R$620 million variation was due to:

  the increase in payroll resulting from the 2006 collective bargaining agreement (3.5%) which affected expenses by R$54 million: R$ 14 million of labor provisions and R$40 million of payroll increase;
  higher expenses with provision for labor proceedings of R$105 million;
  Banco BEC/Fidelity Processadora de Cartões/American Express Brasil consolidation of R$157 million;
  higher profit sharing expenses of R$127 million, which include R$63 million of additional profit sharing, in compliance with the 2006 collective bargaining agreement; and
  the increase in payroll resulting from the 2005 collective bargaining agreement (6%), benefits and other, of R$177 million.

In the quarter, the R$124 million reduction was basically due to:

  the increase in payrolls resulting from the 2006 collective bargaining agreement (3.5%) which affected expenses by R$6 million, R$30 million of payroll increase in 4Q06 against R$24 million in 3Q06, of which R$10 million were payroll increase and R$14 million were labor provisions;
  lower profit sharing expenses of R$70 million in 4Q06 compared to R$155 in 3Q06, which included R$63 million of supplementary profit sharing; and
  lower expenses with provision for severance of R$13 million.

Other Administrative Expenses

Below we show the breakdown and variations of other administrative expenses, in the respective periods:

R$ million

	12M06	12M05	Variation	4Q06	3Q06	Variation
Third-party Services	1,200	950	250	344	335	9
Communication	792	727	65	213	203	10
Transportation	535	420	115	148	135	13
Depreciation and Amortization	481	469	12	130	129	1
Advertising	533	439	94	223	114	109
Financial System Services	458	416	42	121	113	8
Rentals	350	320	30	94	92	2
Asset Maintenance and Conservation	292	275	17	74	75	(1)
Data Processing	268	196	72	88	66	22
Other	961	930	31	236	245	(9)
Total	5,870	5,142	728	1,671	1,507	164

In the year, the R$728 million variation was due to:

  increases in client base and in volumes of operations;
  Banco BEC/American Express Brasil consolidation in 2006; and
  the investments in the improvement and optimization of the IT platform.

In the quarter, the R$164 million variation was due to:

  seasonal increase in advertising expenses by R$109 million;
  increase of transportation expenses, due to the stronger economy in the 4Q06; and
  expansion in data processing expenses related to the improvement and optimization of the IT platform.

Performance Indexes

Efficiency Ratio

We present in the chart below the continuous improvement in this ratio, reflecting the focus on the appropriate management of costs (personnel and administrative expenses), as well as on the increase in several income sources:

  Accumulated 12-month period

Coverage Ratio

The Coverage Ratio (Fee Income / Personnel Expenses + Administrative Expenses) has also been constantly improving, as presented below:

  Accumulated 12-month period

Insurance, Private Pension Plans and Certificated Savings Plans

Bradesco Seguros e Previdência posted Net Income of R$2.159 billion (+35.2% compared to 12M05). In the quarterly comparison, the profit of R$568 million remained stable when compared to the R$550 million recorded in the previous quarter.

Up to December 2006, the client base grew by 6.3% compared to December 2005, totaling 18.267 million clients.

Premiums from Private Pension Plans and Certificated Savings Plans amounted to R$19 billion in December, vis-à-vis R$16.8 billion reached in the same period of 2005, representing a 13.1% increase and a 25.8% market share (November/2006 market data).

Technical Provisions totaled R$48.7 billion, reflecting, according to Susep data, a 37.1% share in the Brazilian market (November/06 market data).

Combined Ratio

The improvement in the combined ratio is due to:

1) A reduction in claims of the Auto/RCF segment - resulting from the profile implementation, which completed one and a half year – as well as in the Basic Line, due to the expressive growth of the residential insurance (with low loss ratios). Referring to the Health segment, the drop in claims resulted from the improved efficiency of operating controls/measures.

2) A reduction of administrative costs in the Insurance Group as a whole, which, in nominal terms, are currently in the same levels as presented in 2003.

	12M06	12M05
Combined	99.0	103.4
Expanded Combined	84.9	89.8
International Combined	92.1	97.3

Combined Ratios by Activity (%)

	12M06	12M05
Health	97.7	105.3
Life/AP/VGBL	83.7	88.5
Auto/RCF and Basic Lines	105.7	108.0

Highlights of the Market Relations Department

Investor Relations Area

In Nov/06, we organized Bradesco Day, an event focused on celebrating the 5th anniversary of the listing of our stocks on the New York Stock Exchange (NYSE).

We were granted the Best Presentation Award from 3 Apimec Regional Offices: Rio de Janeiro, Federal District and Minas Gerais.

In the third quarter of 2006, Bradesco’s common and preferred stocks were included in the new stock portfolio of Bovespa’s Corporate Sustainability Index (ISE).

In view of the growing demand from Individual Investors, we will hold, on 2.14.07, the first online CHAT event focusing on the 4th quarter 2006 results.

Social-environmental Area

In the last quarter of 2006, Bradesco launched a Program for the neutralization of CO2, through which will be calculated the Greenhouse Effect of Gases emissions in 2006 in the Cidade de Deus area – where Bradesco’s headquarters are located -, so that these emissions may be offset, by means of actions in the environment defense field, such as the plantation of trees.

In order to align our suppliers’ awareness to the concepts of sustainability and social-environmental responsibility, Bradesco hosted its 2nd Suppliers’ Meeting, counting with the attendance of more than 100 people.

Bradesco won the popular voting award of Prêmio Valor Social (Social Value Award), in the Grande Prêmio (Rally) and Gestão Sustentável (Sustainable Management) categories, attesting the public acknowledgment to the Bank’s commitment to social-environmental issues.

Other Highlights of the Quarter

BMC’s merger will provide Bradesco with greater agility and efficiency in the payroll deductible loan market, the fastest-growing segment in the consumer financing market in Brazil, as well as reinforce the presence of financing in small and medium-sized companies.

Banco Bradesco de Investimento – BBI began its operations in the 4th quarter, with the authorization of the Brazilian Central Bank. BBI was created to consolidate the activities related to the domestic and international capital markets.

NOTE: The complete version of the Financial Statements, as well as the Report on Economic and Financial Analysis as of December 31, 2006, are available on our Website (www.bradesco.com.br/ir) in the Portuguese, English and Spanish versions.

CONFERENCE CALL INFORMATION

Date: Tuesday, February 13, 2007

Portuguese	English
9:30 a.m. (São Paulo time) 6:30 a.m. (US EST time) Brazil (11) 4688-6301 International (55 11) 4688-6301 Code: Bradesco	11:30 a.m. (São Paulo time) 8:30 a.m. (US EST time) USA (1-800) 860-2442 International (1-412) 858-4600 Brazil (0-xx-11) 4688-6301 Code: Bradesco

The conference calls will also be live broadcasted online with audio and slideshow.
Please access our website www.bradesco.com.br/ir

On the conference call page, the presentation will be available for download on the morning of the event.

An audio replay of the conference calls will be available from February 13 to 22, 2007, at the phone numbers (55 11) 4688-6228 for Portuguese, conference call code: 697 (event in Portuguese) and (55 11) 4688-6225, conference call code: 852 (event in English). Alternatively, it will be available on Bradesco’s Investors Relations website approximately two hours after the event has ended.

Market Indicators

In %	12M06	4Q06	3Q06	12M05
USD Commercial Rate	(8.66)	(1.66)	0.46	(11.82)
CPI	3.14	1.12	0.45	5.69
CDI	15.03	3.12	3.51	19.00
IGP-M	3.83	1.54	0.84	1.20
Selic (year end)	13.25	13.25	14.25	18.00
USD Commercial Rate (year end) – R$	2.1380	2.1380	2.1742	2.3407

Macroeconomic Scenario

In %	2007	2008	2009
USD Commercial Rate (year end) – R$	2.15	2.25	2.35
CPI	3.90%	4.20%	4.18%
IGP-M	3.74%	4.19%	4.25%
Selic (year end)	11.50%	10.00%	10.00%
GDP	3.60%	4.07%	4.68%

MAIN FIGURES AND INDEXES

R$ Million	12M06	12M05%		4Q06	3Q06%
Recurring Net Income	6,363	5,514	15.4	1,620	1,611	0.6
Earnings per Stock (R$) (*)	6.36	5.63	13.0	1.62	1.65	(1.8)
Book Value per Stock (R$) (*)	24.61	19.82	24.2	24.61	22.23	10.7

ROAE (Annualized)	30.0	32.1	-	32.3	32.7	-
ROAA (Annualized)	2.7	2.8	-	2.6	2.7	-

Net Interest Income - Adjusted	19,838	16,548	19.9	5,045	4,867	3.7
Fee Income	8,898	7,349	21.1	2,424	2,343	3.5
Personnel and Administrative Expenses	(11,802)	(10,454)	12.9	(3,131)	(3,091)	1.3

Total Assets	265,547	208,683	27.2	265,547	243,192	9.2
Loan Portfolio	96,219	81,130	18.6	96,219	92,013	4.6
Sureties and Guarantees	14,791	9,630	53.6	14,791	13,820	7.0
Credit Cards (**)	5,215	2,847	83.2	5,215	4,464	16.8
Allowance for Doubtful Accounts	(6,646)	(4,959)	34.0	(6,646)	(6,215)	6.9
Deposits	83,905	75,406	11.3	83,905	78,853	6.4
Subordinated Debts	11,949	6,719	77.8	11,949	11,767	1.5
Technical Provisions	48,742	40,863	19.3	48,742	45,719	6.6
Stockholders’ Equity	24,636	19,409	26.9	24,636	21,773	13.1

In %
Efficiency Ratio	42.1	45.6	-	43.3	42.1	-
Efficiency Ratio (***)	42.1	45.6	-	42.1	42.4	-
Expanded Combined Ratio	84.9	89.8	-	86.9	82.5	-
BIS Ratio (Economic-Financial Consolidated)	18.8	17.3	-	18.8	18.4	-
(Total Consolidated)	16.5	15.2	-	16.5	16.2	-
Fixed Asset Ratio (Economic- Financial Consolidated)	48.0	45.3	-	48.0	46.0	-
(Total Consolidated)	12.2	16.7	-	12.2	11.9	-

R$ Million	12M06	12M05%		4Q06	3Q06%
Interest on Own Capital/Dividends	2,160	1,881	14.8	40	972	(95.9)
Total Stock (in Thousand) (*)	1,000,883	979,389	2.2	1,000,883	979,199	2.2

(*) Note: For comparison purposes, the amounts were adjusted by the 100% stock bonus held on 11.22.2005.
(**) Operations with loan characteristic – purchases paid in installments and in cash.
(***) Accumulated 12-month period.

STATEMENTS OF RECURRING INCOME

R$ Million	12M06	12M05%		4Q06	3Q06%
REVENUES FROM FINANCIAL INTERMEDIATION (1 and 2)	37,665	32,967	14.3	9,566	9,623	(0.6)

EXPENSES FROM FINANCIAL INTERMEDIATION	17,827	16,419	8.6	4,521	4,756	(4.9)

NET INTEREST INCOME	19,838	16,548	19.9	5,045	4,867	3.7

Allowance For Doubtful Accounts	(4,412)	(2,507)	76.0	(1,189)	(1,169)	1.7
GROSS INCOME FROM FINANCIAL INTERMEDIATION	15,426	14,041	9.9	3,856	3,698	4.3

OTHER OPERATING INCOME (EXPENSES)	(6,759)	(6,543)	3.3	(1,676)	(1,541)	8.8
Fee Income	8,898	7,349	21.1	2,424	2,343	3.5
Retained Premiums from Insurance, Private Pension Plans and Certificated Savings Plans	15,180	13,647	11.2	4,627	3,807	21.5
Change in Provisions from Insurance, Private Pension Plans and Certificated Savings Plans (3)	(3,515)	(2,429)	44.7	(1,569)	(901)	74.1
Claims – Insurance Operations	(6,127)	(5,825)	5.2	(1,652)	(1,490)	10.9
Certificated Savings Plans Draws and Redemptions	(1,222)	(1,229)	(0.6)	(344)	(305)	12.8
Insurance and Private Pension Plans Selling Expenses	(1,023)	(961)	6.5	(269)	(260)	3.5
Private Pension Plans Benefits and Redemption Expenses	(2,268)	(2,582)	(12.2)	(449)	(525)	(14.5)
Personnel Expenses (4)	(5,932)	(5,312)	11.7	(1,460)	(1,584)	(7.8)
Other Administrative Expenses	(5,870)	(5,142)	14.2	(1,671)	(1,507)	10.9
Tax Expenses	(2,150)	(1,827)	17.7	(577)	(532)	8.5
Equity in the Earnings of Affiliated Companies	72	76	(5.3)	30	7	328.6
Other Operating Income	1,420	1,097	29.4	430	419	2.6
Other Operating Expenses (5)	(4,223)	(3,405)	24.0	(1,197)	(1,013)	18.2

OPERATING INCOME	8,666	7,498	15.6	2,179	2,157	1.0
NON-OPERATING INCOME	(9)	(106)	(91.5)	(29)	41	-
INCOME BEFORE TAXES AND PROFIT SHARING	8,657	7,392	17.1	2,150	2,198	(2.2)
TAXES ON INCOME (6)	(2,285)	(1,869)	22.3	(528)	(585)	(9.7)
MINORITY INTEREST IN SUBSIDIARIES	(9)	(9)	-	(2)	(2)	-
RECURRING NET INCOME	6,363	5,514	15.4	1,620	1,611	0.6

Adjustments made in the twelve-month period:

(1) The partial result of derivatives used for hedge effect of investments abroad was R$406 million and R$337 million in the periods of 2005 and 2006, respectively;
(2) Positive result reached in the disposal of our stake in Belgo Mineira in 2005 of R$327 million and of our stake in Usiminas in 2006 of R$219 million;
(3) Extraordinary provision in the “Individual Health” portfolio, in the amount of R$327 million in 2005 to bring to the same level the premiums for insured above 60 years old of plans prior to Law no. 9,656/98 and for benefits related to fully settled plans whose holders are still entitled to their benefits (planos remidos) and of R$387 million in 2006 related to differences between readjustments of the plans and the corresponding medical and hospital costs;
(4) Supplementary constitution of provisions for labor proceedings, in the amount of R$309 million, in compliance with CVM Resolution no. 489, carried out in the 3rd quarter of 2006;
(5) Remaining goodwill amortization in subsidiaries, carried out in the 3rd quarter of 2006 in the amount of R$2,109 million (R$1,392 million, net of tax effects); and
(6) Activation of fiscal credits of previous periods, in the amount of R$398 million in 2006.

Adjustments made in the quarters:

(1) The partial result of derivatives used for hedge effect of investments abroad was R$15 million and R$(57) million in the 3rd quarter of 2006 and in the 4th quarter of 2006, respectively;
(2) Positive result reached in the disposal of our stake in Usiminas, in the 4th quarter of 2006, of R$219 million;
(3) Extraordinary non-technical provision in the “Individual Health” portfolio, in the amount of R$387 million in the 4th quarter of 2006, related to the differences between the readjustments of the plans and the corresponding medical and hospital costs;
(4) Supplementary constitution of provisions for labor proceedings in the amount of R$309 million, in compliance with CVM Resolution no. 489, carried out in the 3rd quarter of 2006;
(5) Remaining goodwill amortization in subsidiaries, carried out in the 3rd quarter of 2006, in the amount of R$2,109 million (R$1,392 million, net of tax effects); and
(6) Activation of fiscal credits of previous periods, in the amount of R$204 million in the 3rd quarter of 2006 and of R$194 million in the 4th quarter of 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13 th, 2007

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.